Morgan Stanley
STRUCTURED INVESTMENTS

Free Writing Prospectus
Registration Statement Nos.
333-221595; 333-221595-01
Dated October 3, 2019
Filed pursuant to Rule 433

Market-Linked Notes

Overview: Market-linked notes provide investors the repayment of principal at maturity, subject to the credit risk of the issuer (and the guarantor, if applicable), in addition to participation in appreciation of the underlier over the term of the notes. Market-linked notes may provide for leveraged upside exposure to the underlier, subject to a maximum payment at maturity.

Market-linked notes may be appropriate for investors who are concerned about principal risk but seek a return based on the underlier and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any, based on the percentage increase in the value of the underlier. **All payments are subject to the credit risk of the issuer (and the guarantor, if applicable). The estimated value of the notes will be set forth in the offering documents.**

Hypothetical Terms

MATURITY	7 Years
PARTICIPATION RATE	100%
MAXIMUM PAYMENT AT MATURITY	190% of the stated principal amount
BUFFER	None
MINIMUM PAYMENT AT MATURITY	100% of the stated principal amount, subject to credit risk
INTEREST	None

The example below is based on the hypothetical terms above in order to illustrate how a market-linked note might work. It does not reflect any actual terms or all of the terms that will be specified in the offering documents for an offering, and it does not cover all possible scenarios. See "Selected Risk Considerations" below.

At maturity, investors will receive per market-linked note the stated principal amount per note plus a supplemental redemption amount, if any, calculated as (i) the stated principal amount per note times (ii) the percentage increase in the value of the underlier times (iii) the participation rate, subject to the maximum payment at maturity. If the underlier has declined or has not appreciated at all, investors will receive the stated principal amount per note, without any positive return on their investment.

Investing in market-linked notes is not equivalent to investing in the underlier. It is possible that an investment in the market-linked notes will underperform a direct investment in the underlier.

Hypothetical Payoff Profile


Maximum Payment at Maturity
Payment at Maturity
Stated Principal Amount
+
–
Market-Linked Note
Underlier
0%
% Change in Underlier Value

Hypothetical Returns at Maturity

Underlier Price Return	*Note Return*	*Payment at Maturity*
+110%	+90%	Maximum Payment at Maturity is Payable, the Market-Linked Notes Underperform Underlier*
+80%	+80%	1x Upside Participation, Same as Underlier Performance*
0%	0%	The Market-Linked Notes pay only the stated principal amount
-30%	0%	Underlier Declines, the Market-Linked Notes pay the stated principal amount

** Excluding dividends. This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.*

This material was not prepared by the Morgan Stanley Research Department. Please refer to important information and qualifications at the end of this material.

Selected Risk Considerations: The following is a non-exhaustive list of selected risk considerations for investors in market-linked notes. For further discussion of these and other risks, you should read the section/s entitled “Risk Factors” in the offering documents for the offering. We also urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in market-linked notes. Market-linked notes do not pay interest and may not pay more than the stated principal amount at maturity. The appreciation potential of the market-linked notes may be limited by the maximum payment at maturity. The issuer might not be the parent company of a group, but might instead be a subsidiary whose market-linked notes are guaranteed by its parent company, in which case you should understand the guarantee, the potential remedies available to you against the issuer and the guarantor and the potential claims (including their ranking) and recoveries available to you against the issuer and the guarantor in a bankruptcy, resolution or similar proceeding. The market price of the market-linked notes will be influenced by many unpredictable factors. Market-linked notes are subject to the credit risk of the issuer (and the guarantor, if applicable), and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the market-linked notes. The amount payable on the market-linked notes is not linked to the value of the underlier at any time other than the determination date(s). Investing in the market-linked notes is not equivalent to investing in the underlier. The rate the issuer is willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by the issuer’s (or the guarantor’s, if applicable) secondary market credit spreads and advantageous to it. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the market-linked notes in the original issue price reduce the economic terms of the market-linked notes, cause the estimated value of the market-linked notes to be less than the original issue price and will adversely affect secondary market prices. Adjustments to the underlier could adversely affect the value of the market-linked notes. The estimated value of the market-linked notes is determined by reference to pricing and valuation models of the issuer or an affiliate of the issuer, which may differ from those of other dealers and is not a maximum or minimum secondary market price. The market-linked notes will not be listed on any securities exchange and secondary trading may be limited. The calculationagent, which may be an affiliate of the issuer, will make determinations with respect to the market-linked notes. Hedging and trading activity by the issuer’s affiliates could potentially adversely affect the value of the market-linked notes. Important Information and Qualifications The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley & Co. LLC, Morgan Stanley & Co. International PLC, Morgan Stanley MUFG Securities Co., Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”), but is not a product of the Morgan Stanley Research Department. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley Research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author and may differ from or conflict with those of the Morgan Stanley Research or others in the Firm. An investment in Structured Investments may not be suitable for all investors. These investments involve substantial risks. The appropriateness of a particular investment or strategy will depend on an investor’s individual circumstances and objectives. This material does not provide individually tailored investment advice nor does it offer tax, regulatory, accounting or legal advice. Hypothetical performance results have inherent limitations. There are frequently sharp differences between hypothetical and actual performance results subsequently achieved by any particular trading strategy. Hypothetical performance results do not represent actual trading and are generally designed with the benefit of hindsight. They cannot account for all factors associated with risk, including the impact of financial risk in actual trading or the ability to withstand losses or to adhere to a particular trading strategy in the face of trading losses. There are numerous other factors related to the markets in general or to the implementation of any specific trading strategy that cannot be fully accounted for in the preparation of hypothetical performance results and all of which can adversely affect actual trading results. Any estimates and projections (including in tabular form) given in this communication are intended to be forward-looking statements. Although Morgan Stanley believes that the expectations in such forward-looking statement are reasonable, it can give no assurance that any forward-looking statements will prove to be correct. Such estimates are subject to actual known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date of this communication. Morgan Stanley expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in its expectations or any change in circumstances upon which such statement is based. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristicsand consequences, of the transaction. Each relevant issuer has separately filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents such issuer has filed with the SEC for more complete information about that issuer and that offering. You may get these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.